Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, development projects in Canada and a stream on gold production from a development property in Chile. For the nine months ended September 30, 2016, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) combined to produce 285,780 gold ounces, 76.6 million pounds of copper and 1.0 million silver ounces, continuing the Company’s solid start to the year. For the three months ended September 30, 2016, the Company’s mine sites produced 95,546 gold ounces, 25.5 million pounds of copper and 0.3 million silver ounces.

New Gold’s production costs remained very competitive compared to the broader gold mining space as New Gold had total cash costs(1) of $350 per gold ounce sold and all-in sustaining costs(1) of $682 per gold ounce sold in the third quarter of 2016. We believe New Gold continues to establish itself as one of the lowest cost producers in the industry.

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FINANCIAL HIGHLIGHTS

New Gold maintains a strong liquidity position with total available liquidity of $502 million, comprised of $151 million in cash and cash equivalents, $176 million available for drawdown under the Company’s $300 million revolving credit facility, each as at September 30, 2016, $75 million representing the second instalment of the deposit to be paid in connection with the Company’s stream agreement relating to Rainy River(2) and an additional $100 million available for drawdown after amending the Company’s revolving credit facility in October 2016(3).

1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Payment of the $75 million second instalment of the stream deposit is expected to be received in the fourth quarter of 2016, subject to certain conditions.
3.	Of the $300 million credit facility, $124 million is utilized for letters of credit as at September 30, 2016. On October 3, 2016, the Company increased the size of the revolving credit facility by $100 million to $400 million. Please refer to the “Corporate Developments” section of this MD&A for more information.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Gold production (ounces)	95,546	122,580	285,780	303,999
Gold sales (ounces)	96,452	115,695	284,303	295,847
Average realized price ($/ounce)(1)	1,328	1,117	1,269	1,174
Total cash costs per gold ounce sold ($/ounce)(1)	350	495	346	464
All-in sustaining costs per gold ounce sold ($/ounce)(1)	682	788	718	895
Financial Information
Revenue	178.7	177.3	513.5	513.9
Net earnings (loss)	5.1	(157.8)	22.8	(191.9)
Adjusted net earnings (loss)(1)	13.4	(8.5)	26.7	(13.9)
Cash generated from operations	89.6	51.0	230.5	177.7
Cash generated from operations before changes in non-cash operating working capital(1)	88.6	58.4	233.3	188.5
Cash and cash equivalents	151.2	384.6	151.2	384.6
Capital expenditures (sustaining capital) (1)	22.4	24.5	71.9	97.9
Capital expenditures (growth capital) (1)	134.2	52.2	330.3	121.9
Share Data
Earnings (loss) per basic share ($)	0.01	(0.31)	0.04	(0.38)
Adjusted net earnings (loss) per basic share(1) ($)	0.03	(0.02)	0.05	(0.03)

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Contents

OPERATING HIGHLIGHTS	1

FINANCIAL HIGHLIGHTS	1

OUR BUSINESS	4

OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5

CORPORATE DEVELOPMENTS	10

CORPORATE SOCIAL RESPONSIBILITY	10

OUTLOOK FOR 2016	12

KEY PERFORMANCE DRIVERS	12

FINANCIAL RESULTS	15

REVIEW OF OPERATING MINES	21

DEVELOPMENT AND EXPLORATION REVIEW	31

FINANCIAL CONDITION REVIEW	35

NON-GAAP FINANCIAL PERFORMANCE MEASURES	42

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	52

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	54

ACCOUNTING POLICIES	54

CONTROLS AND PROCEDURES	55

CAUTIONARY NOTES	56

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2016

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2016 and 2015 and New Gold’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at October 27, 2016. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada. The Company’s principal operating assets consist of the New Afton gold-copper Mine in Canada (“New Afton”), the Mesquite gold Mine in the United States (“Mesquite”), the Peak Mines gold-copper Mine in Australia (“Peak Mines”) and the Cerro San Pedro gold-silver Mine in Mexico (“Cerro San Pedro”). In addition, New Gold’s principal development projects are its 100%-owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. In addition, the Company owns a 4% stream on future gold production from the El Morro project located in Chile (“El Morro”). El Morro forms part of Goldcorp Inc. and Teck Resources Limited’s NuevaUnión project (formerly Project Corridor).

New Gold’s operating portfolio is diverse both geographically and in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. With a strong liquidity position and an experienced management team and Board of Directors, the Company has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

Three months ended September 30			Nine months ended September 30
	2016	2015	2016	2015
Operating information
Gold (ounces):
Produced (1)	95,546	122,580	285,780	303,999
Sold (1)	96,452	115,695	284,303	295,847
Copper (millions of pounds):
Produced (1)	25.5	24.6	76.6	71.1
Sold (1)	24.2	21.6	74.6	67.4
Silver (millions of ounces):
Produced (1)	0.3	0.6	1.0	1.4
Sold (1)	0.3	0.5	1.0	1.3
Average realized price (1) (2):
Gold ($/ounce)	1,328	1,117	1,269	1,174
Copper ($/pound)	2.17	2.23	2.15	2.52
Silver ($/ounce)	20.15	14.72	17.25	15.72
Total cash costs per gold ounce sold ($/ounce) (2)(3)	350	495	346	464
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	682	788	718	895
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	640	662	630	693
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	868	867	879	972
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the three months ended September 30, 2016 would be $9.60 per silver ounce (2015 – $8.56) and $1.14 per pound of copper (2015 - $1.49) and co-product all-in sustaining costs for the three months ended September 30, 2016 would be $13.06 per silver ounce (2015 - $11.25) and $1.52 per pound of copper (2015 - $1.89). For the nine months ended September 30, 2016, co-product total cash costs would be $8.43 per silver ounce (2015 - $9.11) and $1.18 per pound of copper (2015 - $1.64) and co-product all-in sustaining costs for the nine months ended September 30, 2016 would be $11.82 per silver ounce (2015 - $12.83) and $1.61 per pound of copper (2015 - $2.24).

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Gold production for the three months ended September 30, 2016 was 95,546 ounces, compared to 122,580 ounces in the prior-year period. Higher production from Peak Mines was offset by lower production from Mesquite and Cerro San Pedro. Cerro San Pedro completed active mining in late June 2016 and has now transitioned to residual leaching, resulting in a 53% decrease in gold ounces produced when compared to the prior-year period. New Afton’s production remained in line with the prior-year period.

Gold production for the nine months ended September 30, 2016 was 285,780 ounces, compared to 303,999 ounces in the prior-year period. Higher production from Peak Mines was offset by lower production from Mesquite and Cerro San Pedro. The Company is well positioned to meet its full-year gold production guidance.

Gold sales were 96,452 ounces for the three months ended September 30, 2016, compared to 115,695 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced. Gold sales for the nine months ended September 30, 2016 was 284,303 ounces, compared to 295,847 ounces in the prior-year period.

Copper production for the three months ended September 30, 2016 was 25.5 million pounds compared to 24.6 million pounds produced in the prior-year period. The Company benefitted from higher copper production from Peak Mines as a result of higher throughput. Copper production at New Afton was consistent with the prior-year period.

Copper production for the nine months ended September 30, 2016 was 76.6 million pounds, compared to 71.1 million pounds in the prior-year period. As a result of the Company’s strong copper production during the first three quarters of 2016, the Company continues to anticipate that it will exceed the high end of its full-year copper production guidance of 81.0 to 93.0 million pounds by approximately 5.0 million pounds.

Copper sales were 24.2 million pounds for the three months ended September 30, 2016 compared to 21.6 million pounds in the prior-year period. Copper sales for the nine months ended September 30, 2016 were 74.6 million pounds, compared to 67.4 million pounds in the prior-year period. Copper sales volumes were higher than the prior-year periods as a result of higher production.

Silver production for the three months ended September 30, 2016 was 0.3 million ounces, compared to 0.6 million ounces in the prior-year period. Silver production for the nine months ended September 30, 2016 was 1.0 million ounces, compared to 1.4 million ounces in the prior-year period. Consolidated full-year silver production is expected to be below the guidance range of 1.6 to 1.8 million ounces.

Total cash costs per gold ounce sold, net of by-product sales, were $350 per ounce for the three months ended September 30, 2016 compared to $495 per ounce in the prior-year period. Total cash costs per gold ounce sold, net of by-product sales, were $346 for the nine months ended September 30, 2016 compared to $464 in the prior-year period. The decrease in cash costs relative to the prior-year periods was primarily driven by lower operating expenses and the effect of higher copper sales volumes, which were partially offset by the effect of lower copper prices.

All-in sustaining costs per gold ounce sold were $682 per ounce for the three months ended September 30, 2016, compared to $788 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $718 for the nine months ended September 30, 2016, compared to $895 in the prior-year period. The decrease in all-in sustaining costs relative to the prior-year periods was driven by the decrease in cash costs noted above and lower sustaining capital expenditures.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

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For the three months ended September 30, 2016, capital expenditures on Rainy River totalled $130.7 million, compared to $48.8 million in the prior-year period. The increased activity during the period resulted in the project team continuing to achieve many project advancements: notably, substantial completion of concrete placement and steelwork erection and cladding, completion of powerline construction, reinitiation of water management facility construction with two of five dams now complete and stripping of approximately 15 million tonnes of overburden. For the nine months ended September 30, 2016, capital expenditures on Rainy River totalled $320.5 million, compared to $100.8 million in the prior-year period. For a detailed project update please refer to the “Development and Exploration Review” section of this MD&A.

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FINANCIAL HIGHLIGHTS

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
FINANCIAL INFORMATION
Revenue	178.7	177.3	513.5	513.9
Operating margin (1)	94.2	71.9	262.4	210.7
Earnings from mine operations	26.2	11.1	74.5	44.1
Net earnings (loss)	5.1	(157.8)	22.8	(191.9)
Adjusted net earnings (loss)(1)	13.4	(8.5)	26.7	(13.9)
Cash generated from operations	89.6	51.0	230.5	177.7
Cash generated from operations before changes in non-cash operating working capital (1)	88.6	58.4	233.3	188.5
Capital expenditures (sustaining capital) (1)	22.4	25.0	71.9	99.9
Capital expenditures (growth capital) (1)	134.2	51.7	330.3	119.9
Total assets	3,831.5	3,919.8	3,831.5	3,919.8
Cash and cash equivalents	151.2	384.6	151.2	384.6
Long-term debt	789.0	787.1	789.0	787.1

Share Data
Earnings (loss) per share:
Basic ($)	0.01	(0.31)	0.04	(0.38)
Diluted ($)	0.01	(0.31)	0.04	(0.38)
Adjusted net earnings (loss) per basic share ($) (1)	0.03	(0.02)	0.05	(0.03)
Share price as at September 30 (TSX – Canadian dollars)	5.69	3.01	5.69	3.01
Weighted average outstanding shares (basic) (millions)	513.0	509.1	511.3	508.9

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $178.7 million for the three months ended September 30, 2016, compared to $177.3 million in the prior-year period. The benefit from higher gold prices and higher copper sales volume was partially offset by lower gold sales volumes when compared to the prior-year period.

Revenue was $513.5 million for the nine months ended September 30, 2016, consistent with $513.9 million in the prior-year period. Similarly, the benefit from higher gold prices and higher copper sales volume was offset by lower gold sales volumes when compared to the prior-year period.

Earnings from mine operations were $26.2 million for the three months ended September 30, 2016, compared to $11.1 million in the prior-year period. The increase in earnings from mine operations was primarily due to lower operating expenses as a result of the Company’s business improvement initiatives, the reduction in mining activity at Cerro San Pedro and the depreciation of the Mexican peso relative to the U.S. dollar, partially offset by higher depreciation and depletion as a result of the Company’s lower reserve base when compared to the prior-year period.

Earnings from mine operations were $74.5 for the nine months ended September 30, 2016, compared to $44.1 million in the prior-year period. Similarly, the increase in earnings from mine operations was primarily due to lower operating expenses, partially offset by higher depreciation and depletion.

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The Company’s net earnings were $5.1 million or $0.01 per basic share for the three months ended September 30, 2016, compared to a net loss of $157.8 million or $0.31 per basic share in the prior-year period. Net earnings were positively impacted by higher income from operations when compared to the prior-year period. Net loss in the prior-year period included an impairment loss of $100.5 million ($182.0 million included in other losses less associated tax recovery of $81.5 million) associated with the revaluation and subsequent sale of the El Morro project as a result of its reclassification as held for sale.

Net earnings were $22.8 million for the nine months ended September 30, 2016, compared to a net loss of $191.9 million in the prior-year period. Similarly, net earnings benefitted from higher income from operations when compared to the prior-year period and the impairment loss on the revaluation and subsequent sale of the El Morro project which was recognized in the prior-year period.

Adjusted net earnings for the three months ended September 30, 2016 was $13.4 million or $0.03 per basic share, compared to an adjusted net loss of $8.5 million or $0.02 per basic share in the prior-year period. Adjusted net earnings was impacted by reduced operating expenses and reduced finance costs as the Company has capitalized more interest to its qualifying development property than in the prior-year period. Adjusted net earnings for the nine months ended September 30, 2016 was $26.7 million or $0.05 per basic share, compared to an adjusted net loss of $13.9 million or $0.03 per basic share in the prior-year period.

For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Cash generated from operations for the three months ended September 30, 2016 was $89.6 million, compared to $51.0 million in the prior-year period. Cash generated from operations for the nine months ended September 30, 2016 was $230.5 million, compared to $177.7 million in the prior-year period. For the three and nine months ended September 30, 2016, the increase in cash generated from operations was primarily due to lower operating expenses and higher gold prices.

Cash and cash equivalents were $151.2 million as at September 30, 2016, compared to $219.5 million as at June 30, 2016 and $335.5 million as at December 31, 2015. For the three and nine months ended September 30, 2016, cash generated from operations was offset by cash used in investing activities (including sustaining capital expenditures and growth capital expenditures, primarily on Rainy River).

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing long-term shareholder value. New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On October 4, 2016, New Gold announced that the Company further enhanced its financial flexibility by increasing the size of the Company’s revolving credit facility by $100 million to $400 million and extending the increase in the facility’s associated Net Debt to EBITDA covenant to the end of 2017. New Gold also entered into gold price option contracts covering 120,000 ounces of New Gold’s first half 2017 gold production. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts will cover 20,000 ounces of gold per month for six months beginning in January 2017. The net cost of entering into the option contracts was less than $1 million. In aggregate, the option contracts provide the Company a guaranteed floor price of $1,300 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce. New Gold entered into the contracts in order to further increase cash flow certainty as the Company invests in the continued construction of its Rainy River project, which is expected to begin production in mid-2017.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

Environmental and community HIGHlights for Q3 2016

•     Independent Tailings Review Board meetings took place at New Afton, Blackwater and Rainy River.

•     The Foundation All for Cerro de San Pedro was established at Cerro San Pedro to help provide economic development within the community.

•     The infrastructure redevelopment project Calle Juarez was completed at the Cerro de San Pedro town village.

•     A five-year Environment and Social Responsibility Strategic Plan was developed through collaboration with  all New Gold operations.

As a participant in and supporter of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. New Gold believes that its people are its most valued assets. The Company strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and acceptance in worker-to-worker relationships. In each of its host communities, the Company strives to be an employer of choice through the

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provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use or to an alternative land use determined through consultation with local stakeholders.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strives to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

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OUTLOOK FOR 2016

As a result of the Company’s strong gold production in the first three quarters of 2016, New Gold is well positioned to meet its full-year gold production guidance of 360,000 to 400,000 ounces. At Peak Mines, full-year gold production is expected to be 10,000 to 15,000 ounces above the guidance range of 80,000 to 90,000 ounces. At Mesquite, full-year gold production is expected to be approximately 15,000 ounces below the guidance range of 130,000 to 140,000 ounces.

Additionally, the Company anticipates that it will exceed the high end of its full-year copper production guidance of 81.0 to 93.0 million pounds by approximately 5.0 million pounds. Consolidated full-year silver production is expected to be below the guidance range of 1.6 to 1.8 million ounces.

For the nine months ended September 30, 2016, New Gold’s all-in sustaining costs per ounce and total cash costs per ounce were both below the prior-year period. As part of New Gold’s second quarter results announcement, the Company reduced its 2016 full-year guidance for total cash costs and all-in sustaining costs by $75 per ounce. Based on New Gold’s year-to-date operating results, and assuming current commodity prices and foreign exchange rates, the Company expects its 2016 full-year total cash costs and all-in sustaining costs to be near the mid point of the updated ranges of $360 to $400 per ounce and $750 to $790 per ounce, respectively.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that is critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 95,546 gold ounces for the three months ended September 30, 2016 and 285,780 gold ounces for the nine months ended September 30, 2016.

Total cash costs and all-in sustaining costs for the three months ended September 30, 2016, net of by-product sales, were $350 and $682 per gold ounce sold, respectively. For the nine months ended September 30, 2016 total cash costs and all-in sustaining costs, net of by-product sales, were $346 and $718 per gold ounce sold, respectively. As a low cost producer, the Company continues to be positioned favourably among its peers.

Commodity Prices

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Gold prices

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the first quarter of 2016, the Company entered into gold price option contracts to match its 2016 production in order to further increase cash flow certainty and reduce exposure to fluctuations in gold price. The Company purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. At September 30, 2016, there were 90,000 ounces outstanding related to these gold price option contracts.

In the current period, the Company entered into gold price option contracts to match its production for the first half of 2017. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts will cover 20,000 ounces of gold per month for six months beginning in January 2017. New Gold entered into the contracts in order to further increase cash flow certainty as the Company invests in the continued construction of its Rainy River project, which is expected to begin production in mid-2017. Please refer to the “Corporate Developments” section of this MD&A for further information.

For the three months ended September 30, 2016, New Gold’s average realized gold price was $1,328 per ounce compared to the London Bullion Market Association (“LBMA”) p.m. average gold price of $1,335 per ounce. For the nine months ended September 30, 2016, New Gold’s average realized gold price was $1,269 per ounce compared to the LBMA p.m. average gold price of $1,258 per ounce. The differences between New Gold’s average realized gold price and the LBMA p.m. average gold price are primarily as a result of the mark-to-market of unsettled ounces at the end of the period and the timing of sales. As a low cost producer, we believe New Gold is in a strong position to operate both in a low gold price environment and to take advantage of higher gold prices through the Company’s existing operations and growth projects.

Copper prices

For the three months ended September 30, 2016, New Gold’s average realized copper price was $2.17 per pound, which was consistent with the average London Metals Exchange copper price of $2.16 per pound. For the nine months ended September 30, 2016, New Gold’s average realized copper price was $2.15 per pound, which was consistent with the average London Metals Exchange copper price of $2.14 per pound.

Silver prices

For the three months ended September 30, 2016, New Gold’s average realized silver price was $20.15 per ounce compared to the LBMA p.m. average silver price of $19.62 per ounce. The average realized silver price was higher than the market price due to the timing of sales. For the nine months ended September 30, 2016, New Gold’s average realized silver price was $17.25 per ounce, consistent with the LBMA p.m. average silver price of $17.07 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened against the U.S. dollar by approximately 1% from June 30, 2016 to September 30, 2016. The average Canadian dollar against the average U.S. dollar for the three months ended September 30, 2016 was

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consistent with the prior-year period. The average Canadian dollar against the average U.S. dollar for the nine months ended September 30, 2016 weakened by approximately 5% when compared to the prior-year period. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of the capital costs are denominated in Canadian dollars.

The Australian dollar strengthened against the U.S. dollar by approximately 3% from June 30, 2016 to September 30, 2016. The average Australian dollar against the average U.S. dollar for the three months ended September 30, 2016 strengthened by approximately 4% when compared to the prior-year period. The average Australian dollar against the average U.S. dollar for the nine months ended September 30, 2016 weakened by approximately 3% when compared to the prior-year period. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines, as a significant portion of operating costs are denominated in Australian dollars.

The Mexican peso weakened against the U.S. dollar by approximately 5% from June 30, 2016 to September 30, 2016. The average Mexican peso against the average U.S. dollar for the three months ended September 30, 2016 weakened by approximately 14% when compared to the prior-year period. The average Mexican peso against the average U.S. dollar for the nine months ended September 30, 2016 weakened by approximately 17% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a significant portion of operating costs are denominated in Mexican pesos.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three and nine months ended September 30, 2016 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price at the end of the period was consistent with that at the end of the second quarter of 2016 and has increased by almost 25% since the start of the year. Gold has benefitted from lowered market expectations for the trajectory of increases in U.S. interest rates in particular, as well as accommodative monetary policy across other economies generally. Uncertainty around the timing of further increases in U.S. interest rates creates a degree of price volatility, but continuing low rates globally, as well as geopolitical risks related to the Middle East and the U.S election in November, provide a broadly supportive backdrop. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation

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expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

FINANCIAL RESULTS

Summary of Quarterly and Year-to-Date Financial Results

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
FINANCIAL RESULTS
Revenue	178.7	177.3	513.5	513.9
Operating expenses	84.5	105.4	251.1	303.2
Depreciation and depletion	68.0	60.8	187.9	166.6
Earnings from mine operations	26.2	11.1	74.5	44.1

Corporate administration	4.9	5.2	16.5	16.7
Provision for office consolidation	-	3.0	-	3.0
Share-based payment expenses	2.0	1.7	7.8	5.7
Exploration and business development	1.6	2.5	6.2	4.8
Earnings (loss) from operations	17.7	(1.3)	44.0	13.9

Finance income	0.2	0.4	0.7	1.0
Finance costs	(1.2)	(10.0)	(8.9)	(31.4)
Other losses
Unrealized (loss) gains on share purchase warrants	(0.8)	(1.7)	(1.3)	9.8
(Loss) gain on foreign exchange	(10.3)	(40.8)	18.7	(72.6)
Impairment loss on reclassification of asset as held for sale	-	(182.0)	-	(182.0)
Other gain (loss) on disposal of assets	0.7	-	0.4	(0.7)
Financial instrument transaction costs	-	(2.6)	-	(2.6)
Unrealized loss on revaluation of gold stream obligation	(8.9)	(3.2)	(34.4)	(3.2)
Gain (loss) on revaluation of gold price option contracts	3.1	-	(1.2)	-
(Loss) gain on revaluation of available-for-sale securities	-	(0.1)	0.7	(0.1)
Other	0.4	(0.3)	0.3	(0.1)
Earnings (loss) before taxes	0.9	(241.6)	19.0	(268.0)
Income tax recovery	4.2	83.8	3.8	76.1
Net earnings (loss)	5.1	(157.8)	22.8	(191.9)
Adjusted net earnings (loss)(1)	13.4	(8.5)	26.7	(13.9)

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue

For the three months ended September 30, 2016, revenue was consistent with the prior-year period, as the combined impact of a $22.3 million increase driven by higher gold prices and a $5.7 million increase due to higher copper sales volumes was partially offset by a $25.1 million decrease driven by lower gold sales volumes and a $1.5 million decrease driven by lower copper prices. For the nine months ended September 30, 2016, revenue was consistent with the prior-

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year period, as the impact of higher gold prices and higher copper sales volumes was offset by lower gold and silver metals sales volumes and lower copper prices.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A. The average realized prices for the third quarter of 2016 were $1,328 per gold ounce, $2.17 per pound of copper and $20.15 per silver ounce, compared to $1,117 per gold ounce, $2.23 per pound of copper and $14.72 per silver ounce in the prior-year period.

Operating expenses

For the three and nine months ended September 30, 2016, the decrease in operating expenses reflects the reduction in mining activity at Cerro San Pedro, the depreciation of the Mexican peso relative to the U.S. dollar and the Company’s business improvement initiatives. For the nine months ended September 30, 2016, operating expenses also benefitted from the depreciation of the Canadian and Australian dollars relative to the U.S. dollar.

Depreciation and depletion

For the three and nine months ended September 30, 2016, the increase in depreciation and depletion is primarily as a result of higher production at Peak Mines and the lower reserve base for Peak Mines when compared to the prior-year period. For the three months ended September 30, 2016, higher depreciation and depletion at Peak Mines was partially offset by lower depreciation and depletion at New Afton and Mesquite. For the nine months ended September 30, 2016, higher depreciation and depletion at Peak Mines was partially offset by lower depreciation at Mesquite.

Earnings from mine operations

For the three and nine months ended September 30, 2016, earnings from mine operations increased as the benefit from higher gold prices and reduced operating expenses offset lower gold and silver sales volumes and the increase in depreciation and depletion.

Corporate administration and share-based payment expenses

For the three and nine months ended September 30, 2016, corporate administration costs were consistent with the prior-year period. For the three and nine months ended September 30, 2016, the increase in share-based payment expenses was primarily driven by the appreciation of the Company’s share price in the current year, which resulted in higher share-based compensation costs for the Company’s cash-settled share-based payment arrangements.

Exploration and business development

Expensed exploration in the current period was primarily incurred at Peak Mines and New Afton. The prior-year period included expensed exploration costs primarily incurred at Peak Mines and Blackwater. The current period included a refunded tax credit of $0.9 million at Blackwater related to the British Colombia Mining Exploration Tax Credit, compared to a refunded tax credit of $1.5 million in the prior-year period. Exploration costs at Rainy River were capitalized to mineral interest in both current and prior-year periods.

Capitalized exploration costs were $0.7 million for the three months ended September 30, 2016 compared to $0.8 million in the prior-year period. Capitalized exploration in the current period was primarily incurred at the New Afton C-zone and Rainy River. The prior-year period included capitalized exploration primarily incurred at the Peak Mines and Rainy River. Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

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Other losses

The following other losses are added back for the purposes of adjusted net earnings:

Share purchase warrants

For the three months ended September 30, 2016, the Company recorded a loss on share purchase warrants, consistent with the prior-year period. For the nine months ended September 30, 2016, the Company recorded a loss on share purchase warrants when compared to a gain in the prior-year period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Gold stream obligation

For the three and nine months ended September 30, 2016, the unrealized loss on revaluation of the gold stream obligation derivative instrument was related to the change in the risk-free discount rate used to value this obligation and the increase in gold prices. The gain or loss on the revaluation of the gold stream obligation as a result of the change in the Company’s own credit risk is recorded in other comprehensive income.

Gold price option contracts

During the current year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. Derivative instruments are fair valued at the end of each reporting period. For the nine months ended September 30, 2016, the Company recognized a loss on the revaluation of gold price option contracts due primarily to the increase in gold prices and the passage of time. Please refer to the “Corporate Developments” section of this MD&A for more information on the Company’s gold price option contracts.

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax expense for the nine months ended September 30, 2016 reflects an effective tax rate of 20%. This compares to income tax expense reflecting an effective tax rate of 35% in the prior-year period. The primary reason for the change in the unadjusted effective tax rate is the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities on translation and change in previously unrecognized deferred tax assets. For the nine months ended September 30, 2016, the Company recorded a foreign exchange gain of $18.7 million on non-monetary assets and liabilities compared to a foreign exchange loss of $72.6 million in the prior-year period with no associated tax impact. During the period, the Company recognized $9.8 million of deferred tax assets which were previously unrecognized.

On an adjusted net earnings (loss) basis, the adjusted tax expense for the nine months ended September 30, 2016 was $9.1 million, compared to $0.4 million in the prior-year period. The adjusted tax recovery excludes the impact of foreign exchange, the loss on revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts.

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Net earnings (loss)

For the three months ended September 30, 2016, net earnings were positively impacted by higher income from operations and lower other losses when compared to the prior-year period. Net loss in the prior-year period included an impairment loss of $100.5 million ($182.0 million included in other losses less associated tax recovery of $81.5 million) associated with the revaluation and subsequent sale of the El Morro project as a result of its reclassification as held for sale. For the nine months ended September 30, 2016, net earnings benefitted from higher income from operations and lower other losses when compared to the prior-year period, primarily due to the impairment loss on the revaluation and subsequent sale of the El Morro project in the prior-year period. Please see below for a reconciliation of net earnings for the three and nine months ended September 30, 2016 from the prior-year periods.

RECONCILIATION OF NET (LOSS) EARNINGS – Q3 2015 TO Q3 2016

(in millions of U.S. dollars)

RECONCILIATION OF NET (LOSS) EARNINGS – YEAR TO DATE 2015 TO 2016

(in millions of U.S. dollars)

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Adjusted net loss

Please see below for a reconciliation of adjusted net earnings for the three and nine months ended September 30, 2016 from the prior-year periods.

RECONCILIATION OF ADJUSTED NET (LOSS) EARNINGS – Q3 2015 TO Q3 2016

(in millions of U.S. dollars)

RECONCILIATION OF ADJUSTED NET (LOSS) EARNINGS – YEAR TO DATE 2015 TO 2016

(in millions of U.S. dollars)

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The net earnings have been adjusted, including the associated tax impact, for costs in “Other losses” on the unaudited condensed consolidated income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Operating information
Gold production (ounces)	95,546	99,423	90,811	131,719	122,580	86,442	94,977	105,992	93,367
Gold sales (ounces)	96,452	101,820	86,031	133,005	115,695	87,754	92,398	104,224	88,168

Revenue	178.7	180.3	154.5	199.0	177.3	167.7	168.9	188.1	169.3

Net earnings (loss)	5.1	(8.8)	26.8	(9.5)	(157.8)	9.4	(43.8)	(431.9)	(59.6)
per share:
Basic ($)	0.01	(0.02)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)
Diluted ($)	0.01	(0.02)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)

Adjusted net earnings (loss)	13.4	13.7	(0.4)	2.6	(8.5)	(1.3)	(4.9)	13.4	5.4
per share:
Basic ($)	0.03	0.03	$nil	0.01	(0.02)	$nil	(0.01)	0.03	0.01
Diluted ($)	0.03	0.03	$nil	0.01	(0.02)	$nil	(0.01)	0.03	0.01

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

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REVIEW OF OPERATING MINES

AT-A-GLANCE

2016 GUIDANCE:

Gold: 90,000 - 100,000 ounces

copper: 75 - 85 million pounds

Q3 2016 Production:

Gold: 23,864 Ounces

copper: 21.3 million pounds

Total cash costs/oz: ($633)

ALL-IN SUSTAINING COSTS/OZ: ($211)

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton Mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2015, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.1 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 971 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined (thousands of tonnes)	1,567	1,365	4,484	3,729
Ore processed (thousands of tonnes)	1,468	1,326	4,251	3,743
Average grade:
Gold (grams/tonne)	0.62	0.76	0.66	0.76
Copper (%)	0.77	0.85	0.82	0.88
Recovery rate (%):
Gold	81.9	82.9	82.2	82.0
Copper	85.2	85.9	85.3	83.5
Gold (ounces):
Produced (1)	23,864	26,986	74,219	75,256
Sold (1)	21,247	23,860	72,680	70,985
Copper (millions of pounds):
Produced (1)	21.3	21.4	65.8	60.9
Sold (1)	19.2	18.3	63.8	57.5
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.2	0.2
Sold (1)	0.1	0.1	0.2	0.2
Average realized price (1)(2):
Gold ($/ounce)	1,324	1,115	1,264	1,189
Copper ($/pound)	2.18	2.22	2.15	2.52
Silver ($/ounce)	22.90	13.57	18.73	15.29
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(633)	(533)	(605)	(769)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(211)	(20)	(202)	(203)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	552	471	526	476
Copper ($/pound)	0.91	0.94	0.90	1.01
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	719	671	685	682
Copper ($/pound)	1.18	1.33	1.17	1.44

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Financial Information:
Revenue	65.4	61.3	212.3	211.5
Operating margin(2)	41.6	39.4	135.8	139.0
Earnings from mine operations	11.4	4.8	33.7	37.3
Capital expenditures (sustaining capital) (2)	8.6	12.0	27.7	39.2
Capital expenditures (growth capital) (2)	0.8	1.4	2.8	14.7
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly operating results

Production

For the three months ended September 30, 2016, the decrease in gold production was attributable to a planned decrease in gold grade, partially offset by an increase in mill throughput as a result of continued mill throughput optimization work. For the nine months ended September 30, 2016, gold production was consistent with the prior-year period. As a result of the successful completion of the mill expansion in mid-2015, New Afton’s average mill throughput during the third quarter of 2016 was over 15,900 tonnes per day.

For the three months ended September 30, 2016, copper production was consistent with the prior-year period, as the increase in mill throughput was offset by a decrease in copper grade while copper recovery remained consistent. For the nine months ended September 30, 2016, copper production increased when compared to the prior-year period as the increase in mill throughput was only partially offset by a decrease in copper grade.

Based on New Afton’s operating performance for the nine months ended September 30, 2016, the mine is positioned to meet its full-year gold production guidance of 90,000 to 100,000 ounces with copper production expected to be towards the high end of the guidance range of 75.0 to 85.0 million pounds.

Revenue

For the three months ended September 30, 2016, the $4.1 million, or 7% increase in revenue was attributed to the impact of a $5.0 million increase driven by higher metal prices, partially offset by a $0.9 million decrease in metal sales volumes. For the nine months ended September 30, 2016, revenue was consistent with the prior-year period. The benefit from higher gold prices was partially offset by lower gold sales volumes and lower copper prices.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 24,400 ounces of gold and 41.7 million pounds of copper. Exposure to these movements in market metal prices is reduced by 23,800 ounces of gold swaps and 38.6 million pounds of copper swaps outstanding as at September 30, 2016, with settlement periods ranging from October 2016 to November 2016.

Earnings from mine operations

For the three ended September 30, 2016, the increase in earnings from mine operations was primarily due to higher revenue and lower depreciation and depletion relative to the prior-year period. Depreciation and depletion was lower than in the prior-year period as a result of lower production. For the nine months ended September 30, 2016, the decrease

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in earnings from mine operations was primarily due to higher depreciation and depletion and higher operating expenses. Operating expenses were higher than in the prior-year period primarily as a result of increased mining activity and throughput.

Total cash costs and all-in sustaining costs

For the three months ended September 30, 2016, total cash costs were impacted by a $2 million, or $299 per ounce, increase in by-product revenues relative to the prior-year period as the benefit of higher copper sales volumes more than offset the decrease in the realized price. This benefit was only partially offset by the increased costs associated with mining and processing more ore relative to the prior-year period. All-in sustaining costs were impacted by the decrease in total cash costs noted above, but also benefitted from a decrease in sustaining capital expenditures.

For the nine months ended September 30, 2016, total cash costs were impacted by a $7 million, or $138 per ounce, decrease in by-product revenues relative to the prior-year period as a result of the decrease in the realized copper price. All-in sustaining costs benefitted from a decrease in sustaining capital expenditures when compared to the prior-year period.

As a result of the strong copper production, coupled with the copper price continuing to be higher than the Company’s $2.00 per pound assumption, New Afton’s full-year costs are expected to be below the guidance ranges of ($335) to ($295) per ounce for total cash costs and $95 to $135 per ounce for all-in sustaining costs.

Capital expenditures

In both the current period and the prior-year period, sustaining capital expenditures primarily related to mine development costs and the dam raise projects. For the three and nine months ended September 30, 2016, the decrease in sustaining capital expenditures was primarily due to lower sustaining capitalized exploration expenditures. For the nine months ended September 30, 2016, the decrease in growth capital expenditures was as a result of the completion of the mill expansion in the second quarter of 2015.

Impact of foreign exchange on operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2016, the value of the U.S. dollar averaged $1.30 against the Canadian dollar compared to $1.31 in the prior-year period, resulting in a negative impact on cash costs of $4 per gold ounce sold. For the nine months ended September 30, 2016, the value of the U.S. dollar averaged $1.32 against the Canadian dollar compared to $1.26 in the prior-year period, resulting in a positive impact on cash costs of $65 per gold ounce sold.

Exploration activities

During the third quarter of 2016 underground drilling continued at New Afton to test the potential to expand the C-zone block cave mineral reserve beyond its currently defined limits with the goals of expanding the mineral reserve to improve the economics of the C-zone expansion and delineating additional mineral resources along strike and down plunge of the New Afton mineralized system. Results of this work will be incorporated into the Company’s updated mineral resource and reserve estimates for year-end 2016.

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AT-A-GLANCE

2016 GUIDANCE:

Gold: 130,000 - 140,000 ounces

2016 full-year gold production is expected to be approximately 15,000 ounces below the guidance range.

Q3 2016 Production:

Gold: 18,835 ounces

Total cash costs/oz: $633

ALL-IN SUSTAINING COSTS/OZ: $1,202

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2015, the mine had 1.5 million ounces of Proven and Probable gold Mineral Reserves and 831,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	3,700	8,163	13,207	14,552
Waste mined (thousands of tonnes)	13,534	8,349	34,761	35,633
Ratio of waste to ore	3.66	1.02	2.63	2.45
Average grade:
Gold (grams/tonne)	0.45	0.33	0.40	0.32
Gold (ounces):
Produced (1)(2)	18,835	43,291	71,770	91,479
Sold (1)	19,434	40,012	75,477	89,238
Average realized price (3):
Gold ($/ounce)	1,326	1,119	1,258	1,166
Total cash costs per gold ounce sold ($/ounce) (3)	633	718	622	800
All-in sustaining costs per gold ounce sold ($/ounce) (3)	1,202	892	1,085	1,300

FINANCIAL INFORMATION
Revenue	25.8	44.8	95.0	104.1
Operating margin(3)	13.7	16.5	48.8	33.6
Earnings from mine operations	7.1	3.1	23.4	5.5
Capital expenditures (sustaining capital)(3)	10.4	5.9	33.7	43.1

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Quarterly operating results

Production

For the three months ended September 30, 2016, gold production decreased as mining activities were significantly more focused on waste stripping than in the prior-year period. As a result, ore tonnes placed on the leach pad were over 50% below the third quarter of 2015, the impact of which was only partially offset by higher grade material being mined. In addition to the overall decrease in ore tonnes mined and placed, production was impacted as a higher percentage of the ore tonnes mined and placed during the third quarter were from a transition zone, located between the oxide and non-

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oxide zones, that had lower overall recovery. Mining at Mesquite has since moved to a different area and gold production in the first three weeks of October totalled approximately 10,000 ounces. As a result of lower gold production in the third quarter of 2016, gold production for the nine months ended September 30, 2016 was lower than in the prior-year period.

Though the fourth quarter is scheduled to be Mesquite’s strongest production quarter of the year, full-year gold production is expected to be approximately 15,000 ounces below the guidance range of 130,000 to 140,000 ounces.

Revenue

For the three months ended September 30, 2016, the $19.0 million, or 42%, decrease in revenue was attributed to the impact of a $23.0 million decrease driven by lower gold sales volumes, partially offset by a $4.0 million increase driven by higher gold prices. For the nine months ended September 30, 2016, the decrease in revenue was similarly attributed to the impact of decreased gold sales volumes, partially offset by higher gold prices.

Earnings from mine operations

For the three and nine months ended September 30, 2016, the increase in earnings from mine operations is attributable to lower operating expenses and lower depreciation and depletion, partially offset by lower revenue. Operating expenses were lower than in the prior-year periods as a result of lower production, lower diesel prices, the Company’s business improvement initiatives and a higher portion of Mesquite’s mining costs being capitalized to leach pad inventory.

Total cash costs and all-in sustaining costs

For the three and nine months ended September 30, 2016, the decrease in total cash costs per gold ounce sold relative to the prior-year period was primarily attributable to lower operating expenses as a higher portion of Mesquite’s mining costs were capitalized to leach pad inventory.

For the three months ended September 30, 2016, the increase in all-in sustaining costs per gold ounce sold was primarily attributable to the combined impact of increased capitalized waste stripping and lower gold sales, partially offset by the decrease in total cash costs per gold ounce sold. For the nine months ended September 30, 2016, the decrease in all-in sustaining costs per gold ounce sold was attributable to lower cash costs and sustaining capital expenditures relative to the prior-year period.

As a result of the lower production, Mesquite’s full year total cash costs are expected to be above the guidance range of $590 to $630 per ounce, while all-in sustaining costs should be slightly below the guidance range of $1,015 to $1,055 per ounce due to lower than planned capitalized waste stripping.

Capital expenditures

For the three months ended September 30, 2016, the increase in capital expenditures was a result of capitalized waste stripping expenditures as capitalized waste stripping expenditures were not incurred in the third quarter of 2015.

For the nine months ended September 30, 2016, the decrease in capital expenditures was a result of lower capitalized waste stripping expenditures as the focus in the first and second quarter of 2015 was on waste stripping and additional spending in the prior-year period on the leach pad expansion conducted in the first and second quarter of 2015.

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AT-A-GLANCE

2016 GUIDANCE:

Gold: 80,000 – 90,000 ounces

copper: 6 – 8 million pounds

2016 full-year gold production is expected to be approximately 10,000 to 15,000 ounces above the guidance range. 2016 full-year copper production is expected to be approximately 5.0 million pounds above the guidance range.

Q3 2016 Production:

Gold: 37,981 ounces

copper: 4.2 million pounds

Total cash costs/oz: $522

ALL-IN SUSTAINING COSTS/OZ: $632

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2015, the mine had 267,000 ounces of Proven and Probable gold Mineral Reserves and 82 million pounds of Proven and Probable copper Mineral Reserves, with 440,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 94 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined (thousands of tonnes)	175	167	536	510
Ore processed (thousands of tonnes)	219	172	545	527
Average grade:
Gold (grams/tonne)	5.46	4.08	5.40	3.43
Copper (%)	0.99	0.98	1.00	1.02
Recovery rate (%):
Gold	92.5	91.8	93.6	89.3
Copper	88.8	85.7	89.8	87.8
Gold (ounces):
Produced (1)	37,981	20,734	88,862	55,054
Sold (1)	40,414	21,010	85,347	54,576
Copper (millions of pounds):
Produced (1)	4.2	3.2	10.8	10.3
Sold (1)	5.0	3.3	10.7	9.9
Average realized price (2):
Gold ($/ounce)	1,332	1,114	1,296	1,172
Copper ($/pound)	2.15	2.28	2.16	2.54
Total cash costs per gold ounce sold (2)(3)	522	894	575	941
All-in sustaining costs per gold ounce sold (2)(3)	632	1,250	736	1,302
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	662	926	699	987
Copper ($/pound)	1.09	2.08	1.24	2.30
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	753	1,194	830	1,243
Copper ($/pound)	1.24	2.63	1.46	2.85

FINANCIAL INFORMATION
Revenue	63.5	29.8	131.4	86.2
Operating margin (2)	32.7	4.1	61.6	12.1
Earnings (loss) from mine operations	4.6	(7.7)	5.8	(18.3)
Capital expenditures (sustaining capital) (2)	3.1	6.7	8.0	16.7
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

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2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly operating results

Production

For the three and nine months ended September 30, 2016, the increase in gold production was attributable to the combination of higher gold grade and higher throughput as a result of improved mine sequencing. Gold production in the prior-year periods was below average due to the impact of geotechnical challenges in the Peak Mines’ most gold-rich ore body, Perseverance, which limited the amount of ore that was mined and processed from this area. For the three and nine months ended September 30, 2016, the increase in copper production was primarily attributable to higher throughput.

As a result of the Peak Mines’ very strong operating performance in the first nine months of 2016, the operation has already achieved its full-year gold production guidance of 80,000 to 90,000 ounces of gold and exceeded its copper production guidance of 6.0 to 8.0 million pounds with a full quarter left in the year. For the year, gold production is expected to be 10,000 to 15,000 ounces above the guidance range, while copper production should be approximately 5.0 million pounds above the guidance range.

Revenue

For the three months ended September 30, 2016, the $33.7 million, or 113%, increase in revenue was attributed to the combined impact of a $7.9 million increase driven by higher metal prices and a $25.8 million increase as a result of increased metal sales volumes. For the nine months ended September 30, 2016, the increase in revenue was similarly attributed to the combined impact of higher metal prices and increased metal sales volumes.

At the end of the period, Peak Mines’ exposure to the impact of movements in market metal prices for provisionally priced contracts was 5,700 ounces of gold and 2.6 million pounds of copper. Exposure to these movements in market metal prices was reduced by 2.4 million pounds of copper swaps outstanding at the end of the period, with settlement periods ranging from October 2016 to November 2016.

Earnings (loss) from mine operations

For the three and nine months ended September 30, 2016, the increase in earnings from mine operations was primarily attributable to higher revenue, partially offset by higher depletion and depreciation. Depletion and depreciation were higher than in the prior-year periods due to higher gold and copper production and a lower reserve base. Despite significantly higher production, operating expenses remained consistent with prior-year periods due primarily to the Company’s business improvement initiatives.

Total cash costs and all-in sustaining costs

For the three and nine months ended September 30, 2016, the decrease in total cash costs per gold ounce sold was attributable to the increase in gold production. The decrease in all-in sustaining costs per gold ounce sold was a result of the decrease in total cash costs described above and the decrease in sustaining capital expenditures.

Driven by the mine’s strong operating performance, as well as the copper price continuing to be above the Company’s $2.00 per pound assumption, the Peak Mines’ total cash costs and all-in sustaining costs are expected to be well below their respective guidance ranges of $800 to $840 per ounce and $1,020 to $1,060 per ounce.

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Capital expenditures

For the three and nine months ended September 30, 2016, the decrease in capital expenditures was a result of reductions in capital development and capitalized exploration. Capital development is related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. For the three months ended September 30, 2016, the value of the U.S. dollar averaged $1.32 against the Australian dollar compared to $1.38 in the prior-year period, resulting in a negative impact on cash costs of $33 per gold ounce sold. For the nine months ended September 30, 2016, the value of the U.S. dollar averaged $1.35 against the Australian dollar compared to $1.31 in the prior-year period, resulting in a positive impact on cash costs of $22 per gold ounce sold.

Exploration Activities

During the third quarter of 2016, exploration at the Peak Mines operation continued to focus on delineating mineral resources in the Chronos and Anjea zones as well as earlier stage prospects along the Peak Mine Corridor. Results of this work continue to offer good potential to extend the long-term life of the Peak Mines operation and will be incorporated into the Company’s updated mineral resource and reserve estimates for year-end 2016.

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AT-A-GLANCE

2016 GUIDANCE:

Gold: 60,000 – 70,000 ounces

silver: 1.3 – 1.5 million ounces

Q3 2016 Production:

Gold: 14,866 ounces

SILVER: 0.2 MILLION OUNCES

Total cash costs/oz: $897

ALL-IN SUSTAINING COSTS/OZ: $912

Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. A summary of Cerro San Pedro’s operating results is provided below:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	-	4,813	3,221	13,310
Waste mined (thousands of tonnes)	-	383	2,721	6,186
Ratio of waste to ore	-	0.08	0.84	0.46
Average grade:
Gold (grams/tonne)	-	0.55	0.49	0.59
Silver (grams/tonne)	-	14.01	14.38	24.14
Gold (ounces)
Produced (1)(2)	14,866	31,569	50,929	82,210
Sold (1)	15,357	30,812	50,798	81,049
Silver (millions of ounces)
Produced (1)(2)	0.2	0.5	0.7	1.1
Sold (1)	0.2	0.5	0.7	1.1
Average realized price (3):
Gold ($/ounce)	1,325	1,119	1,249	1,171
Silver ($/ounce)	19.39	14.90	16.73	15.77
Total cash costs per gold ounce sold ($/ounce) (3)(4)	897	731	911	852
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	912	749	936	866
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	964	796	963	900
Silver ($/ounce)	14.11	10.59	12.89	12.26
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	976	811	984	912
Silver ($/ounce)	14.29	10.79	13.18	12.29

FINANCIAL INFORMATION
Revenue	24.0	41.4	74.8	112.1
Operating margin (3)	6.2	11.9	16.2	26.0
Earnings from mine operations	3.1	10.9	11.6	19.6
Capital expenditures (sustaining capital)(3)	0.1	0.5	0.8	0.9
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

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Quarterly operating results

Production

For the three and nine months ended September 30, 2016, the planned decrease in gold and silver production was primarily attributable to a decrease in ore tonnes mined and placed on the leach pad as Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. No ore tonnes were mined or placed on the leach pad in the current quarter.

Revenue

For the three months ended September 30, 2016, the $17.4 million, or 42%, decrease was attributable to the impact of a $21.4 million decrease in metal sales volumes as Cerro San Pedro has entered into the residual leach period, which was partially offset by a $4.0 million increase driven by higher metal prices. For the nine months ended September 30, 2016, the decrease in revenues was attributable to the impact of the decrease in metal sales volumes, partially offset by higher metal prices.

Earnings (loss) from mine operations

For the three and nine months ended September 30, 2016, the decrease in earnings from mine operations was primarily attributable to lower revenues when compared to the prior-year periods. Operating expenses were lower than in the prior-year periods due to lower mining activity.

Total cash costs and all-in sustaining costs

For the three and nine months ended September 30, 2016, the increase in total cash costs per gold ounce sold was attributable to higher cost inventory ounces coming off the leach pad as well as the lower gold production. The increase in all-in sustaining costs per gold ounce sold was primarily attributable to the increase in total cash costs.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the three months ended September 30, 2016, the value of the Mexican peso averaged MXN18.8 against the U.S. dollar compared to MXN16.4 in the prior-year period. This had a positive impact on cash costs of $157 per gold ounce sold. For the nine months ended September 30, 2016, the value of the Mexican peso averaged MXN18.3 against the U.S. dollar compared to MXN15.6 in the prior-year period. This had a positive impact on cash costs of $192 per gold ounce sold.

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DEVELOPMENT AND EXPLORATION REVIEW

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

GOLD: 3.8 MILLION OUNCES

SILVER: 9.4 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 2.6 MILLION OUNCES

SILVER: 9.3 MILLION OUNCES

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

Rainy River enhances New Gold’s growth pipeline through its significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Relative to the Company’s consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The Company looks forward to continuing the advancement of Rainy River.

Project advancement

The focus of the 2016 development activities is on the construction of the processing facilities and supporting infrastructure as well as the initial stripping of the open pit.

Rainy River – Q3 2016 Key PROJECT UPDATES

•      Overall construction progress approximately 55% complete.

•      Concrete placement over 90% complete.

•      Steelwork erection and cladding over 95% complete.

•      Powerline complete and on schedule for connection to power grid in November 2016.

•      Installation of mechanical, piping, electrical and instrumentation in processing facilities approximately 25% complete.

•      Ball and SAG mill shells in place.

•      Construction of water management facility reinitiated in late August with two of five dams now complete.

•      Final tailings redesign submitted to the Ontario Ministry of Natural Resources and Forestry ("MNRF") in late August 2016 for approval.

•      Approximately 15 million tonnes of overburden and waste stripping completed to date.

•      No Lost Time Incidents since New Gold acquired the project in 2013.

After receiving approval from the MNRF in mid-August, New Gold restarted work on the water management facility and construction remains ongoing. As at the end of September, two of the five water management dams were completed, with work on the remaining three progressing well. The Company plans to complete the construction, which includes flattening of slopes and the addition of rock toe buttresses, in November 2016. New Gold plans to have approximately three million cubic metres of water stored in the facility when the Company initiates commissioning of the mill in mid-2017.

After incorporating the results of the Company's supplemental geotechnical drilling program and receiving additional input from New Gold's Independent Tailings Review Board ("ITRB"), in late August, New Gold submitted the final redesign of the Rainy River tailings management facility for approval by the MNRF. The redesign included the use of flatter slopes across the entire tailings facility as well as the incorporation of wick drains in certain areas.

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With respect to the construction of the process facilities, as the steel erection and cladding of all of the process facilities is now largely complete, the focus has shifted to setting processing equipment as well as the installation of mechanical, piping, electrical and instrumentation throughout the process facility. The concrete foundations for the primary crusher are complete and the installation of the crusher and ore conveyor are both advancing well. The SAG and ball mill shells have been set in place with completion of installation on schedule for later in the fourth quarter of 2016. The pre-leach thickener tank is complete and the leach tanks are approximately 85% complete and on schedule for final completion later in October 2016. The installation of mechanical, piping, electrical and instrumentation across the process facilities was approximately 25% complete as at the end of September 2016. The installation should be completed by late April 2017. An additional development milestone is scheduled for November 2016, as the site will tie in to the Ontario power grid.

New Gold's mining activities at Rainy River continue to ramp up in line with expectations. Through the end of September, the Company had mined approximately 15 million tonnes of overburden and waste, simultaneously delivering construction rock to other parts of the project and preparing the open pit for the start of production. The Rainy River operating team is currently mining at a rate of over 85,000 tonnes per day with eight haul trucks and two shovels. Through the addition of eight additional haul trucks and one shovel, as well as continued productivity improvements, the daily mining rate is scheduled to steadily increase to over 145,000 tonnes per day in early 2017. New Gold is targeting the pre-stripping of 45 to 50 million tonnes of overburden and waste by the start of production at Rainy River in mid-2017.

Through October 2016, overall construction progress had advanced to approximately 60%. For a detailed update on the project through October 2016, please see New Gold’s October 27, 2016 news release titled “New Gold Delivers Significantly Higher Third Quarter Cash Flow”.

Permitting activities

Key construction-related permits have been issued by the Ontario Ministry of Environment and Climate Change as well as the MNRF. Receipt of additional provincial construction and operations phase permits is progressing in line with the project development schedule.

The Company also continues to work closely with the Federal Ministry of Environment and Climate Change towards obtaining a Schedule 2 amendment, required to close certain creeks and deposit tailings, which is targeted to be received in mid-2017. However, New Gold’s redesign of the tailings management facility incorporated a starter dam within the broader facility in order to ensure that the targeted mid-2017 project start-up is not dependent on obtaining a Schedule 2 amendment from the Federal government. Based on its location and scale, the starter dam would provide capacity for approximately six months of mine waste and does not require a Schedule 2 amendment. The inclusion of a starter dam is an approach that has been used at other Canadian mining operations.

Exploration

During the third quarter of 2016, exploration efforts at Rainy River were directed toward the continued identification and prioritization of areas of prospective gold mineralization within several kilometres of the central mine development area.

Environmental and community activities

New Gold has entered into Participation Agreements or Impact Benefit Agreements with the Naicatchewenin and Rainy River First Nations, Big Grassy First Nation, four of the communities of the Fort Frances Chiefs Secretariat and the Métís Nation of Ontario. The Participation Agreements and Impact Benefit Agreements provide for how the First Nation and Métis communities will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with local Aboriginal communities. New Gold also sends out regular newsletters on Rainy River to all communities in the Rainy River District and parts of the Kenora District. Other engagement activities include community visits, site tours, communication with local neighbours and regular communication with the local municipality.

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Project costs and outlook

For the three months ended September 30, 2016, capital expenditures at Rainy River totalled $130.7 million which includes $130.6 million for development capital costs with the remainder primarily for exploration. This compares to $48.8 million in the prior-year period.

For the nine months ended September 30, 2016, capital expenditures at Rainy River totalled $320.5 million, which includes $319.5 million for development capital costs with the remainder primarily for exploration. This compares to $100.8 million in the prior-year period.

Based on the development capital spent to date, and assuming a C$1.30/US$ exchange rate on capital expenditures going forward, the remaining Rainy River capital cost from October 1, 2016 through the targeted mid-2017 production start is estimated to be $415 million, including $50 million of contingency.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 1.3 MILLION OUNCES

SILVER: 7.8 MILLION OUNCES

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold and silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

To fulfill permit obligations, a limited reclamation program was completed consisting of planting of seeds and seedlings and re-contouring areas explored as part of the past regional exploration program.

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the third quarter of 2016:

•	The Provincial and Federal environmental assessment technical review stage continued, with approvals anticipated in the first half of 2017.

•	Continued key engineering studies for advancement of post-environmental assessment approval permits.

•	Continued discussions with key First Nations on Participation Agreements.

Project costs

For the three months ended September 30, 2016, capital expenditures totalled $2.7 million compared to $1.5 million in the prior-year period. For the nine months ended September 30, 2016, capital expenditures totalled $7.0 compared to $4.4 million in the prior-year period. Expenditures in the current period related to the continued advancement of the environmental assessment process and related environmental and engineering studies.

AT-A-GLANCE AS AT JUNE 30, 2016 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 1.05 MILLION OUnces copper: 816 million pounds

New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton.

In the first quarter of 2016, New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone mineral reserves which have demonstrated economic viability

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at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work expected to be completed in 2016 includes additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Project update and costs

During the third quarter of 2016, work on the C-zone included ongoing exploration drilling, baseline environmental work, and additional studies to review project opportunities and optimizations in the area of tailings management and crushing. An updated block model for the resource was received in the third quarter based on the drilling results and work is underway to evaluate changes to the mining plan based on the new information. For the three months ended September 30, 2016, project capital expenditures totalled $0.8 million, which includes exploration drilling expenditures of $0.6 million and project development expenditures of $0.2 million. Year-to-date project capital expenditures totalled $2.7 million.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at September 30		As at December 31
(in millions of U.S. dollars)	2016	2015
balance sheet information
Cash and cash equivalents	151.2	335.5
Other current assets	271.2	279.1
Non-current assets	3,409.1	3,060.9
Total assets	3,831.5	3,675.5

Current liabilities	180.2	147.3
Non-current liabilities excluding long-term debt	750.6	641.0
Long-term debt	789.0	787.6
Total liabilities	1,719.8	1,575.9
Total equity	2,111.7	2,099.6
Total liabilities and equity	3,831.5	3,675.5

Assets

The increase in total assets is primarily attributable to growth capital expenditures at Rainy River.

Cash and cash equivalents

The change in cash and cash equivalents was primarily driven by growth capital expenditures at Rainy River as $320.5 million was spent during the first nine months of 2016. This was partially offset by operating cash flows generated during the current period. Please refer to the “Liquidity and Cash Flow” section of this MD&A for further information.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories and prepaid expenses. The decrease in other current assets is primarily attributable to a decrease in current income taxes receivable as a result of income tax refunds received at Cerro San Pedro.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests. For the three and nine months ended September 30, 2016, the Company spent $156.6 million and $402.2 million, respectively, primarily focused on continued project advancement at Rainy River, and sustaining capital expenditures at the Company’s operating sites.

Liabilities

Current liabilities

The increase in liabilities is primarily attributable to the increase in trade and other payables at Rainy River where development activity on the project has increased.

Non-current liabilities excluding long-term debt

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities. The increase in non-current liabilities is primarily attributable to the increase in the fair value of the gold stream obligation.

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The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability as at September 30, 2016 was $76.6 million compared to $67.5 million as at December 31, 2015. The increase was primarily due to an increase in estimated rehabilitation costs at Rainy River and the decrease in the discount rates. The Company intends to spend $1.0 million in the next twelve months on reclamation activities, and the remainder in future periods.

The decrease in net deferred tax liabilities is mainly driven by the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the nine months ended September 30, 2016, the Company recorded a foreign exchange gain of $18.7 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact. In addition, for the nine months ended September 30, 2016, the Company recognized $9.8 million of deferred tax assets which were previously unrecognized.

Long-term debt and financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt as at September 30, 2016 includes senior unsecured notes.

On July 20, 2015 the Company entered into a $175 million streaming transaction with RGLD Gold Ag, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with changes in fair value reflected in the condensed consolidated income statements and condensed consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. However, in order to provide additional flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar relative to the U.S. dollar, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the five consecutive quarters ended December 31, 2017.

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at September 30, 2016 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at September 30, 2016 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants with respect to the Company’s 2020 and 2022 Unsecured Notes.

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On October 3, 2016, the Company amended its revolving credit facility (the “Credit Facility”) to increase the capacity from $300 million as at September 30, 2016, to $400.0 million. The Credit Facility expires on August 14, 2019. The Credit Facility previously provided the Company with the option to draw an additional $50.0 million above and beyond the base facility, subject to lender participation, which is not part of the current amended Credit Facility.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

The Company regularly reviews its expected financial commitments and financial resources to evaluate covenant compliance. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of Rainy River. In order to provide additional flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar relative to the U.S. dollar, during February 2016 and October 2016 the Company amended the Credit Facility to vary the maximum leverage ratio from 3.5 : 1.0. Specifically, for the quarter ending September 30, 2016 the maximum leverage ratio was 4.0 : 1.0. For the quarter ending December 31, 2016 and the subsequent two quarters, the maximum leverage ratio will increase to 4.5 : 1.0. For the following two quarters, the maximum leverage ratio will be 4.0 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

Significant financial covenants applicable as at September 30, 2016 and December 31, 2015 are as follows:

		Twelve months ended September 30
Applicable financial covenant		2016
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.8 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.0 : 1	2.4 : 1

		Twelve months ended December 31
Applicable financial covenant		2015
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.1 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5 : 1	2.0 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.62% as at September 30, 2016 (December 31, 2015 – 0.62%).

As at September 30, 2016, the Company has not drawn any funds under the Credit Facility; however, the Credit Facility has been used to issue letters of credit of $124.4 million as at September 30, 2016 (at December 31, 2015 - $115.9 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

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Liquidity and Cash Flow

As at September 30, 2016, the Company had cash and cash equivalents of $151.2 million compared to $335.5 million at December 31, 2015. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2016 and 2015:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
cash flow information
Cash generated from operations	89.6	51.0	230.5	177.7
Cash used in investing activities (sustaining capital expenditure and other) (1)	(23.3)	(24.0)	(73.5)	(96.0)
Cash used in investing activities (growth capital expenditure) (1)	(134.2)	(52.2)	(330.3)	(121.9)
Cash generated from (used in) financing activities	0.5	97.5	(20.1)	71.5
Effect of exchange rate changes on cash and cash equivalents	(0.9)	(14.5)	9.1	(17.2)
Change in cash and cash equivalents	(68.3)	57.8	(184.3)	14.1
1.	We use certain non-GAAP financial performance measures throughout our MD&A. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operations

For the three months ended September 30, 2016, the increase in cash generated from operations was primarily due to higher gold and silver metal prices and lower operating expenses as a result of the depreciation of the Mexican peso relative to the U.S. dollar, the reduction in mining activity at Cerro San Pedro and the Company’s business improvement initiatives. For the nine months ended September 30, 2016, cash generated from operations also benefitted from the depreciation of the Canadian and Australian dollars relative to the U.S. dollar.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was higher than in the prior-year period, with the Company spending $403.8 million during the first three quarters of 2016 compared to $217.9 million in the prior-year period. Investing activities during the period primarily focused on continued project advancement at Rainy River. Investing activities in the prior-year period focused on project advancement at Rainy River, the mill expansion at New Afton and the leach pad expansion and stripping projects at Mesquite.

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The following table summarizes the capital expenditures (mining interests per the unaudited condensed consolidated statements of cash flows) for the three and nine months ended September 30, 2016 and 2015:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
CAPital EXpenditures by site
New Afton	9.4	13.3	30.5	53.9
Mesquite	10.4	6.0	33.7	43.1
Peak Mines	3.1	6.7	8.0	16.7
Cerro San Pedro	0.1	0.4	0.8	0.9
Rainy River	130.7	48.8	320.5	100.8
Blackwater	2.7	1.5	7.0	4.4
Corporate	0.2	-	1.7	-
Total Capital Expenditures	156.6	76.7	402.2	219.8

Financing Activities

Cash used by financing activities was primarily related to interest paid and cash proceeds from stock options exercised.

The Company’s September 30, 2016 cash balance of $151.2 million together with the receivable for Royal Gold’s second instalment under the stream agreement of $75.0 million (the receipt of which is subject to the satisfaction of certain conditions and is expected to be received in the fourth quarter of 2016), the $176.4 million available for drawdown under New Gold’s revolving credit facility at September 30, 2016 and the additional $100.0 million available for drawdown as a result of the amendment to the revolving credit facility in October 2016, provide the Company with approximately $502 million of liquidity, in addition to the net cash the Company’s operating mines are expected to generate.

In the opinion of management, the Company’s liquidity position as at September 30, 2016, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis and the remaining development capital expenditures at Rainy River. The Company has outstanding notes in the principal amount of $300 million maturing in 2020 and $500 million maturing in 2022.  Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with mine plans, and successful construction of Rainy River on schedule, the Company could choose to repay this indebtedness from internally generated cash, depending on management’s views on the attractiveness of other uses of such cash. The Company will decide whether to repay or refinance some or all of such note indebtedness before the respective stated maturities.

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors, including the Canadian/U.S. dollar exchange rate. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of Rainy River based on the current construction cost estimate. In addition, as discussed under the heading “Balance Sheet Review”, the Company has amended certain financial ratios in its Credit Facility to provide additional flexibility in the event of a decline in metal prices or appreciation of the Canadian dollar relative to the U.S. dollar.

Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. In addition, the Company regularly evaluates the magnitude and timing of its capital commitments at Rainy River in relation to the

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Company’s current and projected future financial resources, while also taking into account any potential implications for the project’s development schedule. Even with the additional flexibility provided by the amendment to the financial covenants in the Credit Facility, and the gold price option contracts, a period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity. In addition, a sustained significant appreciation of the Canadian dollar relative to the U.S. dollar could impact the timing of the development work and project completion at Rainy River.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2016, these commitments totalled $242.3 million, $156.0 million of which are expected to fall due over the next 12 months. This compares to commitments of $262.2 million as at December 31, 2015, $184.4 million of which were expected to fall due over the upcoming year. The increase is due to Rainy River entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Cerro San Pedro Mine

Some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year, or other periods that are shorter than the remaining leach pad life. During 2015, New Gold experienced challenges relating to its annual operations license. While the issues relating to the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

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Contractual Obligations

 The following is a summary of the Company’s payments due under contractual obligations:

			As at September 30			As at December 31
	< 1 year	1-3 Years	4-5 Years	After 5 Years	2016 Total	2015 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	-	300.0	500.0	800.0	800.0
Interest payable on long-term debt	52.3	104.5	83.5	46.9	287.2	313.3
Operating lease commitments	1.8	0.1	-	-	1.9	6.5
Capital expenditure commitments	156.0	85.3	1.0	-	242.3	262.2
Reclamation and closure cost obligations	1.0	2.7	4.4	85.6	93.7	90.9
Gold stream obligation	6.0	75.9	42.2	155.6	279.7	235.7
Total contractual obligations	217.1	268.5	431.1	788.1	1,704.8	1,708.6

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the three and nine months ended September 30, 2016.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at October 27, 2016, there were 513,168,575 common shares of the Company outstanding. The Company had 13,364,710 stock options outstanding under its share option plan, exercisable for up to 13,364,710 common shares. In addition, there are warrants outstanding exercisable for up to 27,899,865 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain

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gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Total cash costs AND AISC reconciliation
Operating expenses	84.5	105.4	251.1	303.2
Treatment and refining charges on concentrate sales	3.6	8.1	10.9	24.0
Adjustments(1)	-	(0.1)	(0.2)	0.6
Total cash costs before by-product revenue	88.1	113.4	261.8	327.8
By-product copper and silver sales	(54.2)	(56.1)	(163.5)	(190.6)
Total cash costs net of by-product revenue	33.9	57.3	98.3	137.2
Gold ounces sold	96,452	115,695	284,303	295,847
Total cash costs per gold ounce sold ($/ounce)	350	495	346	464
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	640	662	630	693
Total cash costs net of by-product revenue	33.8	57.3	98.3	137.2
Sustaining capital expenditures(3)	21.7	25.0	71.2	99.9
Sustaining exploration - expensed	2.2	0.9	6.4	2.5
Corporate G&A including share-based compensation(4)	6.9	6.8	24.3	21.9
Reclamation expenses	1.4	1.2	3.9	3.2
Total all-in sustaining costs	66.1	91.2	204.1	264.7
All-in sustaining costs per gold ounce sold ($/ounce)	682	788	718	895
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	868	867	879	972
1.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows. For the three and nine months ended September 30, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets realized at New Afton.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
NEW AFTON cash costs and AISC reconciliation
Operating expenses	23.8	21.9	76.5	72.5
Treatment and refining charges on concentrate sales	2.4	6.8	8.1	20.2
New Afton cash costs before by-product revenue	26.2	28.7	84.6	92.7
By-product copper and silver sales	(39.6)	(41.4)	(128.5)	(147.3)
New Afton cash costs net of by-product revenue	(13.4)	(12.7)	(43.9)	(54.6)
Gold ounces sold	21,247	23,860	72,680	70,985
New Afton cash costs per gold ounce sold ($/ounce)	(633)	(533)	(605)	(769)
New Afton cash costs per gold ounce sold on a co-product basis(1) ($/ounce)	552	471	526	476
New Afton cash costs net of by-product revenue	(13.4)	(12.7)	(43.9)	(54.6)
Sustaining capital expenditures(2)	7.9	12.0	27.0	39.2
Sustaining exploration - expensed	0.8	-	1.4	-
Reclamation expenses	0.3	0.3	0.9	1.0
New Afton all-in sustaining costs	(4.4)	(0.5)	(14.6)	(14.4)
All-in sustaining costs per gold ounce sold ($/ounce)	(211)	(20)	(202)	(203)
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	719	671	685	682
1.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
2.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note. For the three and nine months ended September 30, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Mesquite cash costs and AISC reconciliation
Operating expenses	12.1	28.3	46.2	70.5
Adjustments(1)	0.2	0.4	0.7	0.9
Mesquite cash costs	12.3	28.7	46.9	71.4
Gold ounces sold	19,434	40,012	75,477	89,238
Mesquite cash costs per gold ounce sold ($/ounce)	633	718	622	800
Mesquite cash costs	12.3	28.7	46.9	71.4
Sustaining capital expenditures	10.4	5.9	33.7	43.1
Sustaining exploration - expensed	0.4	0.6	0.4	0.6
Reclamation expenses	0.3	0.5	1.0	1.0
Mesquite all-in sustaining costs	23.4	35.7	82.0	116.1
All-in sustaining costs per gold ounce sold ($/ounce)	1,202	892	1,085	1,300
1.	Adjustments includes amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Peak Mines cash costs and AISC reconciliation
Operating expenses	30.8	25.7	69.8	74.1
Treatment and refining charges on concentrate sales	1.2	1.4	2.8	3.8
Adjustments(1)	-	(0.5)	-	(0.3)
Peak Mines cash costs before by-product revenue	32.0	26.6	72.6	77.6
By-product copper and silver sales	(10.9)	(7.8)	(23.6)	(26.2)
Peak Mines cash costs net of by-product revenue	21.1	18.8	49.0	51.4
Gold ounces sold	40,414	21,010	85,347	54,576
Peak Mines cash costs per gold ounce sold ($/ounce)	522	894	575	941
Peak Mines cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	662	926	699	987
Peak Mines cash costs net of by-product revenue	21.1	18.8	49.0	51.4
Sustaining capital expenditures	3.1	6.7	8.0	16.7
Sustaining exploration - expensed	1.0	0.5	4.6	2.1
Reclamation expenses	0.6	0.3	1.5	0.9
Peak Mines all-in sustaining costs	25.8	26.3	63.1	71.1
All-in sustaining costs per gold ounce sold ($/ounce)	632	1,250	736	1,302
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	753	1,194	830	1,243
1.	Adjustments include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Cerro San Pedro cash costs and AISC reconciliation
Operating expenses	17.8	29.5	58.6	86.1
Adjustments(1)	(0.2)	-	(0.9)	0.1
Cerro San Pedro cash costs before by-product revenue	17.6	29.5	57.7	86.2
By-product silver sales	(3.7)	(7.0)	(11.4)	(17.2)
Cerro San Pedro cash costs net of by-product revenue	13.9	22.5	46.3	69.0
Gold ounces sold	15,357	30,812	50,798	81,049
Cerro San Pedro cash costs per gold ounce sold ($/ounce)	897	731	911	852
Cerro San Pedro cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	964	796	963	900
Cerro San Pedro cash costs net of by-product revenue	13.9	22.5	46.3	69.0
Sustaining capital expenditures	0.1	0.5	0.8	0.9
Reclamation expenses	0.2	0.1	0.5	0.2
Cerro San Pedro all-in sustaining costs	14.2	23.1	47.6	70.1
All-in sustaining costs per gold ounce sold ($/ounce)	912	749	936	866
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	976	811	984	912
1.	Adjustments in the current period related to social closure costs included in operating expenses. Adjustments in the prior-year period include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Sustaining Capital Expenditures Reconciliation Tables

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Total sustaining capital expenditureS
Mining interests per statement of cash flows	156.6	76.7	402.2	219.8
New Afton growth capital expenditure(1)	(0.8)	(1.4)	(2.8)	(14.7)
Rainy River growth capital expenditure	(130.7)	(48.8)	(320.5)	(100.8)
Blackwater growth capital expenditure	(2.7)	(1.5)	(7.0)	(4.4)
Total sustaining capital expenditures	22.4	25.0	71.9	99.9
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	9.4	13.4	30.5	53.9
New Afton growth capital expenditure(1)	(0.8)	(1.4)	(2.8)	(14.7)
New Afton sustaining capital expenditures	8.6	12.0	27.7	39.2
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s unaudited condensed consolidated financial statements; and
•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

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The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
adjusted net earnings reconciliation
Net earnings (loss) before taxes	0.9	(241.6)	19.0	(268.0)
Other losses	15.8	230.7	16.8	251.5
Provision for office consolidation	-	3.0	-	3.0
Adjusted net earnings (loss) before taxes	16.7	(7.9)	35.8	(13.5)
Income tax recovery	4.2	83.8	3.8	76.1
Income tax adjustments	(7.5)	(84.4)	(12.9)	(76.5)
Adjusted income tax expense	(3.3)	(0.6)	(9.1)	(0.4)
Adjusted net earnings (loss)	13.4	(8.5)	26.7	(13.9)
Adjusted earnings (loss) per share (basic and diluted)	0.03	(0.02)	0.05	(0.03)
Adjusted effective tax rate	20%	7%	25%	3%
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
cash reconciliation
Cash generated from operations	89.6	51.0	230.5	177.7
Add back (deduct): Change in non-cash operating working capital	(1.0)	7.4	2.8	10.8
Cash generated from operations before changes in non-cash operating working capital	88.6	58.4	233.3	188.5

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion.

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Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
TOTAL OPERATING MARGIN
Revenue	178.7	177.3	513.5	513.9
Less: Operating expenses	(84.5)	(105.4)	(251.1)	(303.2)
Total operating margin	94.2	71.9	262.4	210.7

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
New Afton OPERATING MARGIN
Revenue	65.4	61.3	212.3	211.5
Less: Operating expenses	(23.8)	(21.9),	(76.5)	(72.5)
New Afton operating margin	41.6	39.4	135.8	139.0

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Mesquite OPERATING MARGIN
Revenue	25.8	44.8	95.0	104.1
Less: Operating expenses	(12.1)	(28.3)	(46.2)	(70.5)
Mesquite operating margin	13.7	16.5	48.8	33.6

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Peak Mines OPERATING MARGIN
Revenue	63.5	29.8	131.4	86.2
Less: Operating expenses	(30.8)	(25.7)	(69.8)	(74.1)
Peak Mines operating margin	32.7	4.1	61.6	12.1

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
CERRO San Pedro OPERATING MARGIN
Revenue	24.0	41.4	74.8	112.1
Less: Operating expenses	(17.8)	(29.5)	(58.6)	(86.1)
Cerro San Pedro operating margin	6.2	11.9	16.2	26.0

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Average Realized Price Reconciliation Tables

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Total AVERAGE REALIZED PRICE
Revenue from gold sales	124.5	126.1	350.0	338.5
Treatment and refining charges on gold concentrate sales	3.6	3.1	10.9	8.9
Gross revenue from gold sales	128.1	129.2	360.9	347.4
Gold ounces sold	96,452	115,695	284,303	295,847
Total average realized price per gold ounce sold ($/ounce)	1,328	1,117	1,269	1,174

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	25.8	24.0	83.8	77.1
Treatment and refining charges on gold concentrate sales	2.4	2.6	8.1	7.3
Gross revenue from gold sales	28.2	26.6	91.9	84.4
Gold ounces sold	21,247	23,860	72,680	70,985
New Afton average realized price per gold ounce sold ($/ounce)	1,324	1,115	1,264	1.189

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	25.8	44.8	95.0	104.1
Gold ounces sold	19,434	40,012	75,477	89,238
Mesquite average realized price per gold ounce sold ($/ounce)	1,326	1,119	1,258	1,166

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Peak Mines AVERAGE REALIZED PRICE
Revenue from gold sales	52.6	22.9	107.8	62.4
Treatment and refining charges on gold concentrate sales	1.2	0.5	2.8	1.6
Gross revenue from gold sales	53.8	23.4	110.6	64.0
Gold ounces sold	40,414	21,010	85,347	54,576
Peak Mines average realized price per gold ounce sold ($/ounce)	1,332	1,114	1,296	1,172

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	20.3	34.4	63.4	94.9
Gold ounces sold	15,357	30,812	50,798	81,049
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,325	1,119	1,249	1,171

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks during the nine months ended September 30, 2016, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver.

For the nine months ended September 30, 2016, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,077 to $1,364 per ounce, and by copper prices in the range of $1.95 to $2.31 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at September 30, 2016, working capital includes unpriced gold

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and copper concentrate receivables totalling 6,487 ounces of gold and 3.2 million pounds of copper relating to the Peak Mines and New Afton not offset by copper swap contracts.

The Company’s exposure to changes in gold prices has been significantly reduced during the current year and during the first six months of 2017 as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices.

The details of the remaining contracts are as follows as at September 30, 2016:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	90,000 oz	October – December 2016	1,400	(0.3)
Gold put contracts - purchased	90,000 oz	October – December 2016	1,200	0.1
Gold call contracts - sold	120,000 oz	January – June 2017	1,400	(3.3)
Gold put contracts - purchased	120,000 oz	January – June 2017	1,300	5.4
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The 2016 contracts cover 30,000 ounces of gold per month. The 2017 contracts cover 20,000 ounces of gold per month.

A $100 change in the gold price per ounce would have an impact of $0.6 million on the Company’s working capital position. A $0.10 change in the copper price per pound would have an impact of $0.3 million on the Company’s working capital position.

An increase in gold, copper and silver prices would increase the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended September 30			Three months ended September 30
(in millions of U.S. dollars, except where noted)	2016 Net Earnings	2016 Other Comprehensive Income	2015 Net Earnings	2015 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	12.8	-	12.9	-
Copper price	5.3	-	4.8	-
Silver price	0.4	-	0.7	-

Three months ended September 30			Three months ended September 30
(in millions of U.S. dollars, except where noted)	2016 Net Earnings	2016 Other Comprehensive Income	2015 Net Earnings	2015 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	36.1	-	34.7	-
Copper price	16.0	-	17.0	-
Silver price	1.1	-	1.7	-

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014.

accounting policies

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2015. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2015 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at December 31, 2015.

The Company’s internal controls over financial reporting as at December 31, 2015 have been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2015. In their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2015, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2016” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Rainy River and New Afton C-zone; planned activities for 2016 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; plans to advance the New Afton C-zone project, including permitting activities and exploration; expected permitting and development activities for Blackwater; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste and storage of water prior to commissioning; the expected production, costs, economics, grade and other operating

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parameters of the Rainy River project; the capacity of the starter dam; the expected production, costs, economics and operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits; targeted timing for commissioning, start-up and production;  and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for Rainy River, the New Afton C-zone and Blackwater being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2016 guidance; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied in the fourth quarter of 2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Rainy River, New Afton C-zone and Blackwater; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over

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claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the construction of New Gold’s Rainy River project contained herein has been reviewed and approved by Peter Marshall, Vice President, Project Development of New Gold. The scientific and technical information relating to the expected operations at Rainy River has been reviewed and approved by Grant Goddard, General Manager, Rainy River mine, and employee of New Gold. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Marshall is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Goddard is a licensed Professional Engineer with Professional Engineers of Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Marshall, Mr. Goddard and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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